Phibro

ANIMAL HEALTH
CORPORATION

June 20, 2005

The Securities and Exchange Commission
Attention: Ms. Regina Balderas
Mail Stop 0405
100 F Street, NE
Washington, DC 20549

Re: Commission File Number 333-64641

Dear Sirs:

We acknowledge the verbal comment regarding our Form 10-K for the year ended June 30, 2004. You brought to our attention that the EDGAR filing of the Report of Independent Registered Public Accounting Firm did not include a conformed signature by PricewaterhouseCoopers, e.g. "/s/ name of signatory".

You confirmed no action was required with respect to the June 30, 2004 filing, and requested that we incorporate the comment into our June 30, 2005 Form 10-K. We hereby confirm that we will incorporate the comment into our June 30, 2005 Form 10-K and include a conformed signature in the Report of Independent Registered Public Accounting Firm.

Please do not hesitate to contact me at 201-329-7333 if you have any further comments.

Very truly yours,



Richard G. Johnson
Chief Financial Officer

RGJ/jc

cc: Larry Bell - *Golenbock, Eiseman, Assor, Bell & Peskoe LLP*
    Andre Chabanel - *PricewaterhouseCoopers LLP*

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